Exhibit 99.1

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy releases 2021 Report on Sustainability and Climate Report

Calgary, Alberta, July 13, 2021– Continuing more than 25 years of sustainability reporting, Suncor released its 2021 Report on Sustainability and Climate Report today. The reports share the company’s 2020 environmental, social and governance (ESG) performance and highlight key points of progress in early 2021.

Earlier this year, the company shared its updated strategy which focuses on increasing shareholder returns while accelerating its greenhouse gas (GHG) emissions reduction targets, growing its business in low GHG fuels, electricity, and hydrogen, sustaining and optimizing its base business and transforming its GHG footprint to be a net-zero company by 2050 – all enabled by Suncor’s expertise, long-life resources, integrated business model, strong connection to customers, and world-class ESG performance.

“Building on the solid foundation we’ve established over decades is core to our strategy as we help shape a profitable and sustainable energy future,” said Mark Little, President and Chief Executive Officer. “Achieving our shared economic, climate and social goals demands that we work together with communities, businesses, governments and organizations. Our projects and initiatives reflect this approach.”

Both the Report on Sustainability and Climate Report describe Suncor’s current and ongoing work and provide insights into future steps that will support the company in achieving its goals.

Highlights of the Report on Sustainability include:

•	A message from Mark Little, President and Chief Executive Officer, detailing the company’s evolving strategy and progress in environmental stewardship, community relationships and caring for Suncor’s workforce
•	A Q&A with Chief Sustainability Officer Martha Hall Findlay on Suncor’s approach to emissions reductions and achieving world-class ESG performance
•	Continued description of Examples of how the company is leveraging technology to reduce environmental impact, with almost 50% of the $535 million investment in technology development, deployment and digitalization directed towards emissions-related technology
•	Ways Suncor is working with Indigenous communities, listening to their feedback and strengthening relationships, represented by the company’s Journey of Reconciliation and $911 million (over 10% of supply chain spend) spent with Indigenous suppliers
•	Key progress in water stewardship and tailings management with recycled water accounting for 92% to 99% of water use at mining and in situ operations
•	Investments in communities, including $36 million in contributions to non-profit organizations and the creation of the Petro-Canada CareMakers FoundationTM to provide support to the one in four Canadians who are family caregivers
•	Profiles of the diverse and experienced board as the foundation for sound governance, with 36 per cent female representation and over two decades of Indigenous representation
•	Review of people-focused efforts, from safety to mental health, inclusion and diversity, and community investment

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Highlights from the Climate Report include:

•	A joint message from Mark Little, President and Chief Executive Officer, and Alister Cowan, Chief Financial Officer, discussing Suncor’s response to the climate challenge, and projects and initiatives on the path to net-zero, including carbon capture, utilization and storage (CCUS) and the Oil Sands Pathways to Net Zero alliance
•	A summary of low GHG and renewable energy outputs including 7.66 million megawatt-hours (MWh) of electricity from low-carbon cogeneration, 96,925 MWh of wind energy generated and 1,438 million litres of renewable fuels blended
•	Reporting on total absolute scope 1 and 2 emissions, and expanding disclosure on scope 3 emissions and equity-based GHG emissions
•	A description of how Suncor helped customers achieve a reduction of 3.5 megatonnes in emissions in 2020 by providing low-carbon power, renewable fuels and electric charging stations
•	Insights into scenario planning, including a 2-degree scenario

The Report on Sustainability and the Climate Report are both available as downloadable PDFs:

•	Download the 2021 Report on Sustainability
•	Download the 2021 Climate Report

For an overview of Suncor’s sustainability efforts and to read the reports, visit sustainability.suncor.com.

Suncor has been named to various Dow Jones Sustainability Index (DJSI) categories and to the FTSE4Good index. Bloomberg’s Climate Transition Scores ranked Suncor among the top 10 publicly traded oil and gas companies on preparedness for a low-carbon world. Suncor was also named as one of the 2020 Corporate Knights Best 50 Corporate Citizens in Canada. The company was recognized as a leading employer listed among Forbes’ World’s Best Employers, Alberta’s Top 75 Employers, Canada’s Top 100 Employers and Canada’s Best Diversity Employers. The Report on Sustainability has previously been a winner of Finance Montréal’s Finance and Sustainability Initiative award for best sustainability report.

Legal Advisory – Forward-Looking Information

This news release, as well as Suncor’s 2021 Report on Sustainability and 2021 Climate Report to which links are provided in this news release, contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the expectation that Suncor will continue to increase shareholder returns while accelerating our GHG emissions reduction targets, growing our business in low greenhouse gas (GHG) fuels, electricity, and hydrogen, sustaining and optimizing our base business and transforming our GHG footprint to be a net-zero company by 2050; the belief that these goals are all enabled by Suncor’s expertise, long-life resources, integrated business model, strong connection to customers, and world-class ESG performance; the belief that Suncor will help shape a profitable and sustainable energy future; the expectation that Suncor work together with communities, businesses, governments and organizations to achieve our shared economic, climate and social goals; and the belief that Suncor’s current and ongoing work, as well as insights into future steps, will support the company in achieving its goals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management's Discussion and Analysis for the first quarter of 2021 dated May 3, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021,and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com and follow us on Twitter @Suncor.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com